

September 28, 2010

Mr. David L. White
Chief Financial Officer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, MD 20901

> **Re:** **Choice Hotels International, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-13393**

Dear Mr. White:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A, filed March 25, 2010

Compensation Committee, page 15

1.   We note your response to comment 5 in our letter dated August 17, 2010 and Mr. Pepper's performance target of overseeing the execution of 430 new franchise agreements for 2009. Please provide us with the actual number of franchise agreements executed that resulted in the 6% decrease in Mr. Pepper's 2009 incentive cash compensation, and provide comparable disclosure in future filings. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director